UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Sotera Health Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

83601L 102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the U.S. Securities and Exchange Commission (“Commission”) on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Private Equity XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus XI Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Private Equity XI-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Private Equity XI-C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bull Co-Invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Private XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WP Global LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON OO

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 201.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Partners II Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON OO

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus (Cayman) XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus XI-C, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON OO

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Partners II Holdings (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WPP II Administrative (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus (Bermuda) Private Equity GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

13G

CUSIP No. 83601L 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,695,524 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,417,315

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,695,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.1% (2)
12	TYPE OF REPORTING PERSON OO

(1)

As more fully described in Item 4 of this Amendment No. 1 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), of which 70,278,209 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on March 24, 2021. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 282,916,909 shares of Common Stock outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

Item 1(a).	Name of Issuer:

The name of the issuer is Sotera Health Company, a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Issuer are located at 9100 South Hills Blvd, Suite 300 Broadview Heights, Ohio 44147.

Item 2(a).	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed jointly by (i) Warburg Pincus Private Equity XI, L.P., a Delaware limited partnership (“WP XI”), (ii) Warburg Pincus XI Partners, L.P., a Delaware limited partnership (“Warburg Pincus XI Partners”), (iii) WP XI Partners, L.P., a Delaware limited partnership (“WP XI Partners”), (iv) Warburg Pincus Private Equity XI-B, L.P., a Delaware limited partnership (“WP XI-B”, and together with WP XI, Warburg Pincus XI Partners and WP XI Partners, the “WP XI Funds”), (v) Warburg Pincus Private Equity XI-C, L.P., a Delaware limited partnership (“WP XI-C”), (vi) Bull Co-Invest L.P., a Delaware limited partnership (“Bull Co-Invest”), (vii) Warburg Pincus XI, L.P., a Delaware limited partnership (“WP XI LP”), which is the general partner of the WP XI Funds, (viii) WP Global LLC, a Delaware limited liability company (“WP Global”), which is the general partner of WP XI LP, (ix) Warburg Pincus Partners II, L.P., a Delaware limited partnership (“WPP II”) which is the managing member of WP Global, (x) Warburg Pincus Partners II Holdings, L.P., a Delaware limited partnership (“WPP II Holdings”), which is a limited partner of WPP II, (xi) Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP LLC”), which is the general partner of WPP, (xii) Warburg Pincus & Co. a New York corporation (“WP”), which is the managing member of WPP GP LLC, (xiii) Warburg Pincus (Cayman) XI, L.P., a Cayman Islands limited partnership (“WP Cayman”), which is the general partner of WP XI-C, (xiv) Warburg Pincus XI-C, LLC, a Delaware limited liability company (“Warburg Pincus XI-C”), which is the general partner of WP Cayman, (xv) Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands limited partnership (“WPP II Cayman”), which is the sole member of Warburg Pincus XI-C, (xvi) Warburg Pincus Partners II Holdings (Cayman), L.P., a Cayman Islands limited partnership (“WPP II Holdings Cayman”), which is a limited partner of WPP II Cayman, (xvii) WPP II Administrative (Cayman), LLC, a Cayman Islands limited liability company (“WPP II Administrative”), (xviii) Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda limited company (“Warburg Pincus (Bermuda)”), which is the general partner of WPP II Cayman and the managing member of WPP II Administrative, and (xix) Warburg Pincus LLC, a Delaware limited liability company (“WP LLC”) is the manager of the WP XI Funds and WP XI-C. WP Bull Manager, LLC (“WP Bull Manager”) is the general partner of Bull Co-Invest, and WP is the managing member of WP Bull Manager, LLC. The WP XI Funds, Bull Co-Invest, WP XI-C, WP XI LP, WP Global, WPP II, WPP II Holdings, WPP GP LLC, WP Cayman, Warburg Pincus XI-C, WPP II Cayman, WPP II Holdings Cayman, WPP II Administrative, Warburg Pincus (Bermuda), WP Bull Manager, WP LLC and WP are collectively referred to herein as the “Warburg Pincus Reporting Persons.”

Effective August 5, 2021, the Warburg Pincus Sponsors (as defined below), other than Bull Co-Invest, distributed their shares of Common Stock of the Issuer (the “Contributed Shares”) to Bull Holdco L.P., a Delaware limited partnership (“Bull Holdco”), pursuant to the terms of a Contribution and Exchange Agreement among such persons and Bull Holdco. The Warburg Pincus Sponsors (other than Bull Co-Invest) share limited partnership ownership in Bull Holdco on a pro rata basis in accordance with their respective numbers of Contributed Shares. WP Bull Holdco GP LLC, a Delaware limited liability company, is the general partner of Bull Holdco, and WP XI is the sole member of WP Bull Holdco GP LLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.

Item 2(c).	Citizenship:

See Item 2(a).

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

83601L 102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

☒	Not applicable

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

On November 19, 2020, (i) the Issuer, (ii) Warburg Pincus Private Equity XI, L.P., Warburg Pincus Private Equity XI_B, L.P., Warburg Pincus Private Equity XI-C, L.P., WP XI Partners, L.P. and Bull Co-Invest (collectively, the “Warburg Pincus Sponsors”), (iii) GTCR Fund XI/A LP, GTCR Fund XI/C LP, and GTCR Co-Invest XI LP. (collectively, the “GTCR Funds”) and (iv) certain other holders of Common Stock of the issuer ( the “Other Investors”), entered into a Stockholders Agreement (the “Stockholders Agreement”). The Stockholders Agreement sets forth certain governance arrangements with respect to the Issuer, transfer restrictions on Other Investors and indemnification matters. Pursuant to the Stockholders Agreement, each of the Warburg Pincus Sponsors and the GTCR Funds has agreed to vote the shares of Common Stock of the Issuer that each holds of record in a certain manner on matters related to the election of certain directors appointed by the Warburg Pincus Sponsors and the GTCR Sponsors. The Warburg Pincus Sponsors and the GTCR Sponsors hold an aggregate total of 175,695,524 shares of Common Stock of the Issuer (approximately 62.1% of the outstanding shares of Common Stock of the Issuer), including 70,278,209 shares of Common Stock of the Issuer that are publicly reported as being owned by the GTCR Sponsors and 105,417,315 shares of Common Stock of the Issuer that are publicly reported as being owned by the Warburg Pincus Reporting Persons. The Warburg Pincus Reporting Persons are not entitled to any rights as a shareholder of the Issuer with respect to the shares of Common Stock of the Issuer beneficially owned by the Other Investors or the GTCR Sponsors except as expressly set forth in the Stockholders Agreement and the Warburg Pincus Reporting Persons do not have dispositive power over the Common Stock owned by the GTCR Sponsors. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The number of shares of Common Stock of the Issuer owned by each Warburg Pincus Reporting Person as set forth in Rows 5 – 11 of their respective cover pages to this Schedule 13G does not reflect the aggregate shares of Common Stock of the Issuer owned by the Other Investors.

The aggregate total of 70,278,209 shares of Common Stock of the Issuer indicated in this Schedule 13G as being beneficially owned by the GTCR Sponsors is derived from the GTCR Sponsors’ Form 4, filed with the Commission on March 24, 2021, and is not purported to be an accurate representation of the GTCR Sponsors’ beneficial ownership as of the date of this Schedule 13G. The GTCR Sponsors are responsible for reporting their beneficial ownership of shares of Common Stock of the Issuer on their own behalf, and the Warburg Pincus Reporting Persons disclaim responsibility for reporting the shares of Common Stock of the Issuer beneficially owned by the GTCR Sponsors.

The percentages used herein are calculated based upon the 282,916,909 shares of Common Stock of the Issuer outstanding as of November 3, 2021, as reported in the Issuer’s Form 10-Q filed with the Commission on November 10, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

(1)     The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of the Exchange Act. The joint filing agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

(2)    Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the issuer owned of record by such Warburg Pincus Reporting Person.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement, dated February 14, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

WARBURG PINCUS PRIVATE EQUITY XI, L.P.

By: Warburg Pincus XI, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS XI PARTNERS, L.P.

By: Warburg Pincus XI, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS PRIVATE EQUITY XI-B, L.P.

By: Warburg Pincus XI, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WP XI Partners, L.P.

By: Warburg Pincus XI, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS PRIVATE EQUITY XI-C, L.P.

By: Warburg Pincus (Cayman) XI, L.P., its general partner

By: Warburg Pincus XI-C, LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

BULL CO-INVEST L.P.

By: WP Bull Manager LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS XI, L.P.

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WP GLOBAL LLC

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS PARTNERS II, L.P.

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS PARTNERS II HOLDINGS, L.P.

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS (CAYMAN) XI, L.P.

By: Warburg Pincus XI-C, LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS XI-C, LLC

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS PARTNERS II (CAYMAN), L.P.

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS PARTNERS II HOLDINGS (CAYMAN), L.P.

By: WPP II Administrative (Cayman), LLC, its general partner

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WPP II ADMINISTRATIVE (CAYMAN), LLC

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD.

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS LLC

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Managing Director